Exhibit 99.1

On Reports Results for the Third Quarter and Nine-Month Period Ended September 30, 2024

•On reports an all-time record quarter for both net sales and profitability. Net sales increased by 32.3%, and by 33.2% on a constant currency basis, reaching CHF 635.8 million in Q3 2024. The strong growth is fueled by significant acceleration in On's direct-to-consumer (“DTC”) channel, which grew 49.8% year-over-year, and by 50.7% on a constant currency basis.
•The significant growth in On's DTC channel results in a 38.8% DTC share for the third quarter, an increase of 450 basis points compared to the prior year period. This strong growth reflects continued exceptional momentum for the On brand, driven by significant increases in global brand awareness and supported by On's recent operational improvements.
•On achieves its highest gross profit margin since its IPO in September 2021, reaching 60.6% in Q3 2024, up from 59.9% in the prior year period. This significant increase is driven by growth in the DTC channel and a continued disciplined approach to full-price sales. The strong net sales performance, combined with disciplined cost management, further results in an adjusted EBITDA margin of 18.9%.
•Driven by the strong performance in the first nine months of 2024 and significant brand momentum heading into the holiday season, On is raising its full year 2024 net sales growth outlook to at least 32% on a constant currency basis. This corresponds to reported net sales of at least CHF 2.29 billion at current spot rates. On further anticipates an increased gross profit margin of around 60.5% for the full year 2024 and now expects an adjusted EBITDA margin at the upper end of the previous expectation of 16.0 - 16.5% for the full year 2024.
•On's global brand awareness has surged in recent months, fueled by a strong presence at the Paris Olympics, the incredible success of On athletes, extensive coverage of its innovative LightSpray™ technology, and high-profile and long-term partnerships with influential personalities like Zendaya. This momentum is further amplified by exceptional growth in the APAC region, strategic store openings in key cities around the world, and the continued success of On's core running franchises. These achievements underscore On's long-term vision of being the most premium global sportswear brand.

ZURICH, Switzerland, November 12, 2024 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the third quarter and nine-month period ended September 30, 2024.

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: "Just over a year ago, we shared our Dream On vision with the world. This quarter's record results are a testament to the incredible momentum we have built. From increasing our brand awareness amongst our core communities worldwide, to pushing the boundaries of performance credibility and deepening our sustainability impact, to expanding our premium footprint across all channels, we are turning our dream into a reality. With our continued relentless focus on performance, innovation and authentic partnerships, we are excited to inspire the world to move with even greater purpose."

Martin Hoffmann, Co-CEO and CFO of On, said: "This quarter's exceptional results are a demonstration of the incredible work of our team, the growing global demand for the On brand, and the power of On's premium position. Our commitment to innovation and excellence has allowed us to capture this demand and deliver outstanding performance, particularly in our DTC channel. The resulting net sales and profitability ahead of our expectations puts us in a position to significantly increase our outlook for the full year 2024, and fuels our confidence as we head into the holiday season and continue to shape the future of sportswear."

Key Financial Highlights
Key highlights for the three-month period ended September 30, 2024 compared to the three-month period ended September 30, 2023 include:
•net sales increased by 32.3% to CHF 635.8 million, or by 33.2% on a constant currency basis;
•net sales through the direct-to-consumer (“DTC”) sales channel increased by 49.8% to CHF 246.7 million, or by 50.7% on a constant currency basis;
•net sales through the wholesale sales channel increased by 23.2% to CHF 389.1 million, or by 24.0% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 15.1% to CHF 165.8 million, 34.1% to CHF 395.5 million and 79.3% to CHF 74.6 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 15.2%, 34.5% and 85.7% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 32.1% to CHF 603.7 million, 33.4% to CHF 26.8 million and 53.9% to CHF 5.3 million, respectively;
•net sales from shoes, apparel and accessories increased by 32.9%, 34.7% and 56.2% on a constant currency basis, respectively;
•gross profit increased by 34.0% to CHF 385.3 million from CHF 287.7 million;
•gross profit margin increased to 60.6% from 59.9%;
•net income decreased by (48.0)% to CHF 30.5 million from CHF 58.7 million;
•net income margin decreased to 4.8% from 12.2%;
•basic earnings per share (“EPS”) Class A (CHF) decreased to CHF 0.09 from CHF 0.18;
•diluted EPS Class A (CHF) decreased to CHF 0.09 from CHF 0.18;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 47.7% to CHF 120.1 million from CHF 81.3 million;
•adjusted EBITDA margin increased to 18.9% from 16.9%;
•adjusted net income decreased to CHF 50.2 million from CHF 65.5 million;
•adjusted basic EPS Class A (CHF) decreased to CHF 0.16 from CHF 0.21; and
•adjusted diluted EPS Class A (CHF) decreased to CHF 0.15 from CHF 0.20.

Key highlights for the nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023 include:
•net sales increased by 27.3% to CHF 1,711.7 million, or by 30.7% on a constant currency basis;
•net sales through the DTC sales channel increased by 39.0% to CHF 646.6 million, or by 43.0% on a constant currency basis;
•net sales through the wholesale sales channel increased by 21.1% to CHF 1,065.1 million, or by 24.2% on a constant currency basis;
•net sales in EMEA, Americas and Asia-Pacific increased by 14.4% to CHF 430.4 million, 27.1% to CHF 1,095.1 million and 73.9% to CHF 186.2 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 15.9%, 30.2% and 86.3% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 26.9% to CHF 1,630.8 million, 35.7% to CHF 68.4 million and 39.5% to CHF 12.4 million, respectively;
•net sales from shoes, apparel and accessories increased by 30.3%, 39.8% and 44.1% on a constant currency basis, respectively;
•gross profit increased by 29.1% to CHF 1,028.9 million from CHF 797.1 million;
•gross profit margin increased to 60.1% from 59.3%;
•net income increased by 43.6% to CHF 152.7 million from CHF 106.3 million;
•net income margin increased to 8.9% from 7.9%;
•basic EPS Class A (CHF) increased to CHF 0.47 from CHF 0.33;
•diluted EPS Class A (CHF) increased to CHF 0.47 from CHF 0.33;
•adjusted EBITDA increased by 40.6% to CHF 288.3 million from CHF 205.0 million;

•adjusted EBITDA margin increased to 16.8% from 15.2%;
•adjusted net income increased by 61.5% to CHF 203.6 million from CHF 126.1 million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.63 from CHF 0.40; and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.62 from CHF 0.39.

Key highlights as of September 30, 2024 compared to December 31, 2023 include:
•cash and cash equivalents increased by 51.4% to CHF 749.0 million from CHF 494.6 million; and
•net working capital increased by 8.9% to CHF 540.1 million from CHF 496.2 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Outlook
Driven by increasing global brand awareness, On has achieved a very strong year-to-date net sales growth rate of 27.3%, including over CHF 1 billion net sales contribution from the Americas region in the first nine months of the year. Supported by a relentless focus on operational excellence over recent months, On heads into the holiday season with a lot of confidence to fulfill the strong consumer demand for the brand in the fourth quarter.

Due to the strong third quarter results ahead of expectations and continued global brand momentum, On is raising its full year 2024 net sales growth outlook to at least 32% on a constant currency basis, implying reported net sales of at least CHF 2.29 billion for the full year. This embeds the expectation for an acceleration in the constant currency net sales growth rate in Q4, as well as an anticipated sizable foreign exchange headwind when converted to Swiss Francs in the fourth quarter.

Based on strong year-to-date profitability and the continued strength of On's DTC channel, On expects to exceed its previously stated profitability targets for the full year 2024. On now anticipates achieving a gross profit margin of approximately 60.5% and an adjusted EBITDA margin at the upper end of its previous expected range of 16.0 - 16.5%.

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss third quarter results is scheduled for November 12, 2024 at 8 a.m. U.S. Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

Conference ID: 4064831

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/520409906. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fourteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.
Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in this press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine or Israel-Hamas conflicts and shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
On PR Team
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated interim statements of income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2024	2023	2024	2023

Net sales	635.8	480.5	1,711.7	1,345.0
Cost of sales	(250.5)	(192.8)	(682.8)	(547.9)
Gross profit	385.3	287.7	1,028.9	797.1
Selling, general and administrative expenses	(312.7)	(229.9)	(870.4)	(657.6)
Operating result	72.6	57.8	158.5	139.5
Financial income	6.0	1.0	17.1	7.3
Financial expenses	(6.5)	(3.2)	(17.2)	(6.8)
Foreign exchange gain / (loss)	(42.6)	13.8	29.7	(25.9)
Income before taxes	29.6	69.3	188.1	114.1
Income tax benefit / (expense)	0.9	(10.6)	(35.4)	(7.7)
Net income	30.5	58.7	152.7	106.3

Earnings per share
Basic EPS Class A (CHF)	0.09	0.18	0.47	0.33
Basic EPS Class B (CHF)	0.01	0.02	0.05	0.03

Diluted EPS Class A (CHF)	0.09	0.18	0.47	0.33
Diluted EPS Class B (CHF)	0.01	0.02	0.05	0.03

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	9/30/2024	12/31/2023

Cash and cash equivalents	749.0	494.6
Trade receivables	320.5	204.8
Inventories	348.9	356.5
Other current financial assets	37.3	34.2
Other current operating assets	98.9	61.2

Current assets	1,554.7	1,151.3

Property, plant and equipment	117.2	93.6
Right-of-use assets	313.7	214.0
Intangible assets	60.3	64.6
Deferred tax assets	59.2	69.5

Non-current assets	550.4	441.7

Assets	2,105.1	1,593.0

Trade payables	129.3	65.1
Other current financial liabilities	85.8	53.4
Other current operating liabilities	292.7	156.4
Current provisions	17.0	7.1
Income tax liabilities	10.2	23.5

Current liabilities	535.0	305.6

Employee benefit obligations	2.1	2.2
Non-current provisions	11.9	10.0
Other non-current financial liabilities	281.8	190.3
Deferred tax liabilities	9.0	10.5

Non-current liabilities	304.8	212.9

Share capital	33.7	33.5
Treasury shares	(26.8)	(26.7)
Capital reserves	1,192.6	1,140.8
Other reserves	(23.6)	(9.8)
Retained earnings / (losses)	89.4	(63.3)

Equity	1,265.4	1,074.5

Equity and liabilities	2,105.1	1,593.0

Consolidated interim statements of cash flows
(unaudited)

	Nine-month period ended September 30,
(CHF in millions)	2024	2023

Net income	152.7	106.3
Adjustments for:
Share-based compensation	42.4	14.8
Employee benefit expenses	1.3	(2.5)
Depreciation and amortization	75.9	44.5
Loss on disposal of assets	0.2	0.4
Interest income and expenses	(5.2)	(3.1)
Net exchange differences	(27.7)	18.8
Income taxes	35.4	7.7
Change in working capital	(35.0)	(135.2)
Trade receivables	(118.5)	(85.1)
Inventories	15.6	(38.7)
Trade payables	67.9	(11.3)
Change in other current assets / liabilities	110.7	72.8
Change in provisions	11.5	5.6
Interests received	16.5	7.0
Income taxes paid	(37.0)	(26.5)
Cash inflow / (outflow) from operating activities	341.8	110.7

Purchase of tangible assets	(41.5)	(26.5)
Purchase of intangible assets	(3.7)	(2.6)
Cash (outflow) from investing activities	(45.2)	(29.1)

Payments of lease liabilities	(37.4)	(16.2)
Proceeds from issuance of shares	0.2	—
Proceeds on sale of treasury shares related to share-based compensation	8.6	6.4
Interests paid	(11.3)	(3.8)
Cash (outflow) from financing activities	(39.8)	(13.6)

Change in net cash and cash equivalents	256.8	68.0
Net cash and cash equivalents at January 1	494.6	371.0
Net impact of foreign exchange rate differences	(2.4)	(7.0)
Net cash and cash equivalents at September 30	749.0	432.0

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net income	30.5	58.7	(48.0)%	152.7	106.3	43.6%
Exclude the impact of:
Income taxes	(0.9)	10.6	(108.5)%	35.4	7.7	357.1%
Financial income	(6.0)	(1.0)	515.4%	(17.1)	(7.3)	134.0%
Financial expenses	6.5	3.2	100.2%	17.2	6.8	153.1%
Foreign exchange result	42.6	(13.8)	408.4%	(29.7)	25.9	(214.8)%
Depreciation and amortization	27.5	16.6	65.8%	75.9	44.5	70.5%
Share-based compensation(1)	19.9	7.0	185.5%	53.9	21.0	156.4%
Adjusted EBITDA	120.1	81.3	47.7%	288.3	205.0	40.6%
Adjusted EBITDA Margin	18.9%	16.9%	11.6%	16.8%	15.2%	10.5%
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The tables below provide a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended September 30,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	27.2	3.3	52.3	6.4
Exclude the impact of:
Share-based compensation(1)	17.8	2.1	6.2	0.8
Tax effect of adjustments(2)	(0.2)	—	(0.1)	—
Adjusted net income	44.8	5.4	58.4	7.1

Weighted number of outstanding shares	288,654,081	345,437,500	284,492,782	345,437,500
Weighted number of shares with dilutive effects	3,724,345	12,963,353	3,538,697	11,950,456
Weighted number of outstanding shares (diluted and undiluted)(3)	292,378,426	358,400,853	288,031,479	357,387,956

Adjusted basic EPS (CHF)	0.16	0.02	0.21	0.02
Adjusted diluted EPS (CHF)	0.15	0.01	0.20	0.02

	Nine-month period ended September 30,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	136.4	16.3	94.8	11.5
Exclude the impact of:
Share-based compensation(1)	48.1	5.8	18.7	2.3
Tax effect of adjustments(2)	(2.7)	(0.3)	(1.1)	(0.1)
Adjusted net income	181.8	21.8	112.4	13.7

Weighted number of outstanding shares	288,232,639	345,437,500	284,083,292	345,437,500
Weighted number of shares with dilutive effects	3,515,460	12,487,714	3,370,615	11,485,662
Weighted number of outstanding shares (diluted and undiluted)(3)	291,748,099	357,925,214	287,453,907	356,923,162

Adjusted basic EPS (CHF)	0.63	0.06	0.40	0.04
Adjusted diluted EPS (CHF)	0.62	0.06	0.39	0.04
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3) Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show reported net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel
The following tables present net sales by sales channel:

	Three-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	389.1	315.7	23.2%	24.0%
Direct-to-consumer	246.7	164.7	49.8%	50.7%
Net sales	635.8	480.5	32.3%	33.2%

	Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	1,065.1	879.8	21.1%	24.2%
Direct-to-consumer	646.6	465.2	39.0%	43.0%
Net sales	1,711.7	1,345.0	27.3%	30.7%

Net sales by geography
The following tables present net sales by geographic region (based on the location of the counterparty):

	Three-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	165.8	144.0	15.1%	15.2%
Americas	395.5	294.9	34.1%	34.5%
Asia-Pacific	74.6	41.6	79.3%	85.7%
Net sales	635.8	480.5	32.3%	33.2%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in the tables above.

	Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	430.4	376.3	14.4%	15.9%
Americas	1,095.1	861.7	27.1%	30.2%
Asia-Pacific	186.2	107.0	73.9%	86.3%
Net Sales	1,711.7	1,345.0	27.3%	30.7%
Net sales by product
The following tables present net sales by product group:

	Three-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	603.7	456.9	32.1%	32.9%
Apparel	26.8	20.1	33.4%	34.7%
Accessories	5.3	3.5	53.9%	56.2%
Net sales	635.8	480.5	32.3%	33.2%

	Nine-month period ended September 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	1,630.8	1,285.6	26.9%	30.3%
Apparel	68.4	50.4	35.7%	39.8%
Accessories	12.4	8.9	39.5%	44.1%
Net sales	1,711.7	1,345.0	27.3%	30.7%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in the tables above.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of September 30,	As of December 31,
(CHF in millions)	2024	2023	% Change

Trade receivables	320.5	204.8	56.5%
Inventories	348.9	356.5	(2.1)%
Trade payables	(129.3)	(65.1)	98.7%
Net working capital	540.1	496.2	8.9%